Exhibit 12
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED DIVIDENDS(1)

	Years Ended December 31,

	2003	2002	2001	2000	1999	1998

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$893	$695	$781	$704	$697	$664
Preferred stock dividends of a consolidated subsidiary	13	15	15	15	15	15
Income taxes	368	244	379	336	323	279
Fixed charges included in the determination of
net income, as below	397	328	337	296	234	335
Amortization of capitalized interest	4	2	1	-	-	-
Distributed income of independent power investments	68	96	62	80	75	68
Less: Equity in earnings of independent power
investments	89	76	81	45	50	39

Total earnings, as defined	$1,654	$1,304	$1,494	$1,386	$1,294	$1,322

Fixed charges, as defined:
Interest charges	$379	$311	$324	$278	$222	$322
Rental interest factor	17	14	8	9	4	4
Fixed charges included in nuclear fuel cost	1	3	5	9	8	9

Fixed charges included in the determination of net
income	397	328	337	296	234	335
Capitalized interest	88	91	55	23	9	2
Dividend requirements on preferred stock of a
consolidated subsidiary before income taxes	20	23	23	23	23	23

Total fixed charges, as defined	$505	$442	$415	$342	$266	$360

Ratio of earnings to fixed charges and ratio of earnings
to fixed charges plus preferred dividends(1)	3.28	2.95	3.60	4.05	4.86	3.67

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(1)	FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to fixed charges plus preferred dividends.